Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Announces Third Quarter 2008 Results

     MISSISSAUGA, ON, Oct. 15 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today reported the results of operations for the three and nine months ended
August 31, 2008. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
     At August 31, 2008, our cash and cash equivalents totaled $9.8 million, compared with $12.4 million at May 31, 2008.
     The net loss for the third quarter of 2008 was $2.6 million, or $0.12 per common share, compared with a net loss of $5.3 million, or $0.24 per common share for the same period in 2007. We incurred a net loss for the nine months ended August 31, 2008 of $15.3 million, or $0.68 per common share, compared with a net loss of $22.7 million, or $1.21 per common share for the same period in 2007. Our net loss included restructuring costs for the three months and nine months ended August 31, 2008 of $0.8 million and $3.1 million, respectively. In addition to the cost savings from the termination of our lease, as discussed below, we expect a further reduction of infrastructure and other support costs associated with the facility.
     A key driver of our decreased loss in both these periods was lower salary and benefit costs, reduced stock compensation expense, lower infrastructure and other support costs driven by lower employee numbers in 2008, and a decrease in the foreign exchange loss that was incurred in the prior periods.
In addition, during the nine months ended August 31, 2008, the decrease was impacted by a reduction in expenses resulting from the repayment of the senior convertible notes in April 2007.

     <<
     Corporate Update

     -   On July 3, 2008, we announced the implementation of additional restructuring plans to further reduce our cash burn rate while we continued to explore strategic corporate alternatives with the goal of enhancing shareholder value. As part of this restructuring, we reduced the number of full-time employees to six and materially reduced expenses associated with the VP series of drugs.

     -   As at August 31, 2008, Vasogen had cash and cash equivalents of
         $9.8 million and had 22.4 million shares outstanding. Our net cash used in operating activities for the three months ended August 31,
         2008, was $2.7 million, which included restructuring costs of
         $1.4 million. Other than our accounts payable and accrued liabilities we do not have any debt.

     -   During the quarter, our Board of Directors reviewed a number of nonbinding proposals that were submitted to the Company as part of our ongoing strategic review process. We are undertaking a review and due diligence process to finalize which of these options, if any, to proceed with. Concurrent with this assessment, the Board is continuing to consider other strategic alternatives including the monetization of certain tangible and/or intangible assets of the
         Company, as well as the out-licensing of assets, potential asset divestiture, winding up, or liquidation of the Company.

     -   During the quarter, we had further communications with the FDA regarding the use of a Bayesian approach for ACCLAIM II and while we feel that we have addressed the issues raised by the agency, they have given no indication that they are considering changing their view. As a result, pending the outcome of our current strategic review process we are not planning any additional communications with the FDA regarding the design of ACCLAIM II.

     -   As part of our restructuring, a new tenant has been secured for our
         37,111 sq. ft. leased facility located at 2505 Meadowvale Boulevard in Mississauga, Ontario, and we have completed a lease surrender agreement with our landlord. As a result, our lease for this facility terminated on September 30, 2008 and our new corporate address is
         4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1.
     >>

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to complete a sale, merger, acquisition, or other strategic alternative, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will",
"should", "expects", "plans", "anticipates", "believes", "estimated",
"predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings, including our Management's Discussion and Analysis for the quarter ended
August 31, 2008. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three and nine months ended
August 31, 2008, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR.

     Summary financial tables are provided below.

     <<
     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Balance Sheets
     (In thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                      August 31,  November 30,
                                                           2008          2007
     -------------------------------------------------------------------------
                                                     (Unaudited)

     Assets

     Current assets:
       Cash and cash equivalents                      $   9,788     $  23,545
       Clinical supplies                                      -         1,363
       Tax credits recoverable                              577         1,565
       Prepaid expenses and deposits                        261           787
       Change in fair value of forward
        foreign exchange contracts                            -           376
       -----------------------------------------------------------------------
                                                         10,626        27,636

     Property and equipment                                  42           414

     -------------------------------------------------------------------------
                                                      $  10,668     $  28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable                               $     617     $   1,175
       Accrued liabilities                                1,327         3,519
       -----------------------------------------------------------------------
                                                          1,944         4,694

     Shareholders' equity:
       Share capital:
         Authorized:
           Unlimited common shares, without
            par value
         Issued and outstanding:
          22,391,386 common shares
           (November 30, 2007 - 22,391,386)             365,670       365,670
       Warrants                                          16,725        16,725
       Contributed surplus                               23,436        22,744
       Deficit                                         (397,107)     (381,783)
       -----------------------------------------------------------------------
                                                          8,724        23,356

     -------------------------------------------------------------------------
                                                      $  10,668     $  28,050
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Operations, Deficit and Comprehensive
     Income
     (In thousands of Canadian dollars, except per share amounts)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                           Three months ended    Nine months ended    1987 to
                                August 31,           August 31,     August 31,
                             2008       2007       2008       2007       2008
     -------------------------------------------------------------------------
     Expenses:
       Research and
        development     $   1,096  $   2,588  $   8,734  $   9,347  $ 247,651
       General and
        administration      1,627      2,887      7,237     11,363    124,465
       Foreign exchange
        loss (gain)           (59)       242       (194)     1,200     10,776
     -------------------------------------------------------------------------

     Loss before the
      undernoted           (2,664)    (5,717)   (15,777)   (21,910)  (382,892)

     Interest expense on
      senior convertible
      notes payable             -          -          -         (5)    (1,279)

     Accretion in
      carrying value of
      senior convertible
      notes payable             -          -          -       (728)   (10,294)

     Amortization of
      deferred financing
      costs                     -          -          -       (154)    (3,057)

     Loss on extinguishment
      of senior convertible
      notes payable             -          -          -     (1,754)    (6,749)

     Investment income         78        370        453      1,003     13,778

     Change in fair value
      of embedded
      derivatives               -          -          -        829        829
     -------------------------------------------------------------------------

     Loss and
      comprehensive loss
      for the period       (2,586)    (5,347)   (15,324)   (22,719)  (389,664)

     Deficit, beginning of period:
       As originally
        reported         (394,521)  (370,378)  (381,783)  (351,374)    (1,510)
       Impact of change
        in accounting for
        stock-based
        compensation            -          -          -          -     (4,006)
       Impact of change
        in accounting for
        financial
        instruments on
        December 1, 2006        -          -          -     (1,632)    (1,632)
       -----------------------------------------------------------------------
       As revised        (394,521)  (370,378)  (381,783)  (353,006)    (7,148)

     Charge for acceleration
      payments on equity
      component of senior
      convertible notes
      payable                   -          -          -          -       (295)

     -------------------------------------------------------------------------
     Deficit, end of
      period            $(397,107) $(375,725) $(397,107) $(375,725) $(397,107)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted
      loss per share    $   (0.12) $   (0.24) $   (0.68) $   (1.21) $       -

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Interim Consolidated Statements of Cash Flows
     (In thousands of Canadian dollars)
     (Unaudited)

     -------------------------------------------------------------------------
                                                                  Period from
                                                                   December 1,
                           Three months ended    Nine months ended    1987 to
                                 August 31,           August 31,    August 31,
                             2008       2007       2008       2007       2008
     -------------------------------------------------------------------------

     Cash provided by
      (used in):

     Operating activities:
       Loss for the
        period          $  (2,586) $  (5,347) $ (15,324) $ (22,719) $(389,664)
       Items not
        involving cash:
         Amortization         191        125        378        378      6,536
         Accretion in
          carrying value
          of senior
          convertible
          notes payable         -          -          -        728     10,294
         Amortization of
          deferred
          financing costs       -          -          -        154      3,057
         Loss on
          extinguishment
          of senior
          convertible
          notes payable         -          -          -      1,754      6,749
         Change in fair
          value of
          embedded
          derivatives           -          -          -       (829)      (829)
         Stock-based
          compensation        141        164        692      1,615     10,271
         Common shares
          issued for
          services              -          -          -          -      2,485
         Unrealized gain
          on forward
          foreign
          exchange
          contract              -          -          -          -       (376)
         Unrealized
          foreign
          exchange
          loss (gain)         (98)       227         61      1,454     11,604
         Other                  -          -          -          -        (35)
       Change in non-cash
        operating working
        capital              (348)       413        493     (3,890)     1,446
       -----------------------------------------------------------------------
                           (2,700)    (4,418)   (13,700)   (21,355)  (338,462)

     Financing activities:
       Shares and warrants
        issued for cash         -          -          -     17,345    326,358
       Warrants exercised
        for cash                -          -          -          -     16,941
       Options exercised
        for cash                -          -          -          -      7,669
       Share issue costs        -          -          -     (1,440)   (24,646)
       Issue (repayment) of
        senior convertible
        notes payable,          -          -          -       (924)    38,512
       Cash released from
        restriction             -      3,078          -      6,403          -
       Paid to related
        parties                 -          -          -          -       (234)
       -----------------------------------------------------------------------
                                -      3,078          -     21,384    364,600

     Investing activities:
       Purchases of property
        and equipment           -         (8)        (6)       (49)    (2,471)
       Purchases of
        acquired technology     -          -          -          -     (1,283)
       Purchases of
        marketable securities   -          -          -          -   (244,846)
       Settlement of
        forward foreign
        exchange contracts      -          -          -         10     (4,824)
       Maturities of marketable
        securities              -          -          -          -    240,677
       -----------------------------------------------------------------------
                                -         (8)        (6)       (39)   (12,747)

     Foreign exchange gain
      (loss) on cash held
      in foreign currency      99       (227)       (51)    (1,296)    (3,603)
     -------------------------------------------------------------------------

     Increase (decrease)
      in cash and cash
      equivalents          (2,601)    (1,575)   (13,757)    (1,306)     9,788
     Cash and cash
      equivalents,
      beginning of period  12,389     30,696     23,545     30,427          -
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period     $   9,788  $  29,121  $   9,788  $  29,121  $   9,788
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 4 Robert
Speck Parkway, 15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2004, fax:
(905) 847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 15-OCT-08